UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
______________________________________________

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of June, 2007

Commission File Number ________________

Novogen Limited
(Translation of registrant’s name into English)

140 Wicks Road, North Ryde, NSW, Australia
(Address of principal executive office)
___________________________________

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(l):

Note: Regulation S-T Rule 101 (b)( I) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule lO1(b)(7):

Note: Regulation S-T Rule l01(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule l2g3-2(b) under the Securities Exchange Act of 1934. Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Novogen Limited
(Registrant)
/s/  Ron Erratt
Ronald Lea Erratt
Company Secretary
Date 1 June, 2007

ASX & MEDIA RELEASE
1 JUNE, 2007

PHASE III TRIAL FOR PHENOXODIOL TO RECRUIT NEARLY 500 PATIENTS WITH RECURRENT OVARIAN CANCER AT 60 HOSPITALS WORLDWIDE

Novogen Limited’s subsidiary, Marshall Edwards Inc. (NASDAQ: MSHL), has made the following announcement:

OVArian TUmor REsponse (“OVATURE”) trial enrolls first US patient

Dallas, Texas, May 30 – Researchers at the Harold C. Simmons Comprehensive Cancer Center at the University of Texas Southwestern Medical Center (UTSMC) have enrolled the first US patient in the worldwide clinical trial looking at oral phenoxodiol in combination with carboplatin for the treatment of recurring ovarian cancer.

Phenoxodiol has been shown in laboratory testing to be successful in restoring sensitivity of cancer cells from patients with ovarian cancer who have become resistant to standard chemotherapy drugs.

At UTSMC, the OVATURE trial will be led by John Schorge, MD, Associate Professor of gynecologic oncology.

"Earlier clinical studies have shown that phenoxodiol has an excellent safety profile, with few side effects, and that it appears to re-establish the sensitivity needed for chemotherapy drugs to work," said Dr Schorge.  “We’re proud to be part of this trial because the advances in ovarian cancer are few and far between.  We hope we can play a leadership role in finding ways to beat this deadly disease.”

This Phase III study will recruit 470 patients at approximately 30 centers in the United States and 30 hospitals throughout Europe and Australia.  Phenoxodiol, a capsule taken by mouth, is an investigational drug that has not yet been approved by the FDA.  In the OVATURE trial, patients are randomly divided into two groups and receive either oral phenoxodiol in combination with carboplatin (a standard chemotherapy drug) or carboplatin with an inactive control capsule.  Neither patient nor doctor will know which group each patient is in.

All patients will receive carboplatin on a weekly basis, instead of receiving the customary carboplatin treatment of one intravenous infusion every three weeks, because some studies have shown that patients whose tumors have become resistant to the three-week standard regimen of carboplatin may respond to the weekly administration of the drug.  Accordingly, researchers hope that patients on both arms of the trial may benefit.

“This is the first of many prestigious U.S. institutions which will be participating in this trial,” said Dr Patti Rossi, Vice President, Clinical Operations, Marshall Edwards, Inc.  “Patients nationwide should have access to this trial, with as little disruption to their daily lives as possible.  Accordingly, we’re working with institutions across the US which will be joining the trial shortly.”

About Chemo-Resistant Ovarian Cancer

In many patients with ovarian cancer, cancer cells develop resistance to standard chemotherapy drugs, known as "chemoresistance," making it difficult to successfully manage and treat cancer.

According to the Ovarian Cancer National Alliance:
•	Ovarian cancer, the deadliest of the gynecologic cancers, is the fifth leading cause of cancer death among U.S. women. Ovarian cancer occurs in 1 out of 69 women;
•	About 20,000 women are diagnosed with the disease each year;
•	About 15,000 women in the United States die from ovarian cancer each year;
•	Currently, 55 percent of the women diagnosed with ovarian cancer die from it within five years; among black women only 40 percent survive five years or more.*

About Phenoxodiol

Phenoxodiol has shown the ability to kill cancer cells that are relatively resistant to standard chemotherapy drugs in laboratory studies.  The ability of phenoxodiol to overcome chemoresistance is thought to be due to its potential to disrupt various resistance mechanisms the cancer cell has developed.

In 2004, phenoxodiol received fast track designation by the FDA for refractory ovarian cancer.  Fast track allows for the expedited development of drugs that are intended to treat serious or life-threatening conditions and that demonstrate a potential to address unmet medical needs.

About MEI

Marshall Edwards Inc. is a leading biotechnology company in the development of cancer therapies.  MEI is currently developing a range of anti-cancer therapies that represent the next generation of oncology drugs.

Marshall Edwards Inc. (Nasdaq: MSHL) is 78.1 percent owned by the pharmaceutical company, Novogen Limited (NASDAQ: NVGN;   ASX: NRT), from which it licenses phenoxodiol. More information on phenoxodiol and on the company can be found at www.marshalledwardsinc.com and www.novogen.com

* Sources:  U.S. Cancer Statistics Working Group. United States Cancer Statistics: 2003 Incidence and Mortality Web-based Report. Atlanta: U.S. Department of Health and Human Services, Centers for Disease Control and Prevention and National Cancer Institute; 2006. Available at: htttp://www.cdc.gov/cancer/npcr/uscs.

Ries LAG, Harkins D, Krapcho M, Mariotto A, Miller BA, Feuer EJ, Clegg L, Eisner MP, Horner MJ, Howlader N, Hayat M, Hankey BF, Edwards BK (eds). SEER Cancer Statistics Review, 1975-2003, National Cancer Institute. Bethesda, MD. Available at: http://seer.cancer.gov/csr/1975_2003/. Based on November 2005 SEER data submission, posted to the SEER web site 2006.

Under U.S. law, a new drug cannot be marketed until it has been investigated in clinical trials and approved by the FDA as being safe and effective for the intended use. Statements included in this press release that are not historical in nature are "forward-looking statements" within the meaning of the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995. You should be aware that our actual results could differ materially from those contained in the forward-looking statements, which are based on management's current expectations and are subject to a number of risks and uncertainties, including, but not limited to, our failure to successfully commercialize our product candidates; costs and delays in the development and/or FDA approval, or the failure to obtain such approval, of our product candidates; uncertainties in clinical trial results; our inability to maintain or enter into, and the risks resulting from our dependence upon, collaboration or contractual arrangements necessary for the development, manufacture, commercialization, marketing, sales and distribution of any products; competitive factors; our inability to protect our patents or proprietary rights and obtain necessary rights to third arty patents and intellectual property to operate our business; our inability to operate our business without infringing the patents and proprietary rights of others; general economic conditions; the failure of any products to gain market acceptance; our inability to obtain any additional required financing; technological changes; government regulation; changes in industry practice; and one-time events. We do not intend to update any of these factors or to publicly announce the results of any revisions to these forward-looking statements.

# # #

Bethesda, MD. Available at: http://seer.cancer.gov/csr/1975_2003/. Based on November 2005 SEER data submission, posted to the SEER web site 2006.

ISSUED FOR:                                       NOVOGEN LIMITED

LISTINGS:                                           ASX (CODE NRT), NASDAQ (CODE NVGN).

FOR FURTHER
INFORMATION:                                CHRISTOPHER NAUGHTON, MANAGING DIRECTOR, NOVOGEN LIMITED
TEL (02) 9878 0088                                http://www.novogen.com

ISSUED BY                      :                    WESTBROOK COMMUNICATIONS
CONTACT: DAVID REID TEL (02) 9231 0922 OR 0417 217 157